Exhibit 23.7
Consent of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders
Elan Corporation, plc:
We consent to the use of our reports dated February 24, 2011, with respect to the consolidated balance sheets of Elan Corporation, plc and subsidiaries, as of December 31, 2010 and 2009, and the related consolidated statements of operations, shareholders’ equity/(deficit) and comprehensive income/(loss), and cash flows for each of the years in the three-year period ended December 31, 2010, and the related financial statement schedule; and the effectiveness of internal control over financial reporting as of December 31, 2010, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.
/s/ KPMG

Dublin, Ireland
June 22, 2011